

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2018

Eric Fuller
President and Chief Executive Officer
U.S. Xpress Enterprises, Inc.
4080 Jenkins Road
Chattanooga, TN 37421

      Re: U.S. Xpress Enterprises, Inc.
          Registration Statement on Form S-1
          Filed May 7, 2018
          File No. 333-224711

Dear Mr. Fuller:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on May 7, 2018

Use of Proceeds, page 52

1.   Please disclose the purchase price of the Tunnel Hill real estate pursuant to Item 504 of Regulation S-K. We note that you will use offering proceeds for the purchase of the property. While you state here that the purchase price has been determined by an independent third-party appraisal, you do not disclose the price.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 80

2.   Please provide a more robust analysis of the material change in cash flows from operating activities between the interim periods presented. In doing so, address the significant drivers underlying material changes in individual items cited and their impact on cash. Please note that citing accrual based net income, changes in accounts receivable and noncash items like depreciation may not provide a sufficient basis to understand how cash was affected and changed. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Also, quantify variance factors cited, pursuant to section 501.04 of the staff's Codification of Financial Reporting Releases for guidance. Additionally, consider such disclosure for material changes between comparative annual periods presented.

Management, page 106

3.   Please file consents pursuant to Rule 438 of the Securities Act from Messrs. Connors, Nash, and Braman to be named as directors in the registration statement.

General

4.   Regarding your dual class structure please address the following:
   • If ownership under your dual class structure will cause you to be a controlled company exempt from any NYSE corporate governance rules please so state and disclose whether you intend to use such exemptions, and
   • tell us what consideration you gave to providing risk factor disclosure that your dual class structure could inhibit inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or Anne Parker, Assistant Director, at (202) 551-3611 with any other questions.

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